Mail Stop 4561


      February 8, 2006




Li Te Xiao
President
Artcraft V, Inc.
Baimang Checking Station 1st Building South
Mountain Xili Town, Shenzhen, China

Re:	Artcraft V, Inc.
	Registration Statement on Form SB-2
      Filed January 13, 2006
	File No. 333-131019

Dear Mr. Xiao:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note that the registration relates, in part, to the resale of shares issued in the acquisition of Top Interest. However, based on the disclosure in the prospectus and the stock purchase and exchange agreement executed in connection with the transaction, it is not clear how the acquisition was consummated. For example, although the acquisition required the shareholders of Top Interest to transfer their shares to Artcraft, these shareholders were not a party to the agreement. Furthermore, these shareholders appear to have received nothing for the transfer of Top Interest shares to Artcraft, since the stock consideration Artcraft provided was issued to Top Interest which became a wholly-owned subsidiary of Artcraft. In sum, it appears that in the transaction Artcraft issued shares to itself rather than to the Top Interest shareholders. Please advise.

2. Refer to comment above. Since Top Interest, the largest selling shareholder, is a wholly-owned subsidiary of Artcraft, this offering appears to be a primary offering of your shares. Consequently, please revise the registration statement to reflect that this is a primary offering. Please note that you may not use Form SB-2 for an
"at the market" primary offering.

3. Currently, you use all capital letters to emphasize information in your prospectus. For example, you use all capital letters in the front cover of the prospectus. Using all capital letters impedes the readability of text. Rather than use all capital letters, consider selectively using boldface type or italics instead.

4. Please revise to paginate your document.

5. The basis for comparative factual assertions and for your or management`s belief in qualitative statements must be clear from the text of the prospectus or provided supplementally to us. Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation, you indicate in the MD&A that you are becoming one of the "major information websites for Chinese."

6. Please provide for our review copies of all third party supporting materials referenced in your prospectus. Please highlight the relevant portions of these materials that support your disclosure. If such data has been widely disseminated in non-subscription publications or publications of general circulation like newspapers and magazine, provide us with copies of the publications that include the information consistent with the statements in the prospectus. For example, but not limited to, we note your reference to CNNIC and iResearch in your Business section.

7. We note your use throughout the prospectus of acronyms to identify
various entities and agreements.   Rather than use acronyms,
please
revise to use the actual entity name or a shortened version of it. For example, but not limited to, we note your use of ROIs and SME.

8. Please consider disclosing the addresses of your websites in your document. In this regard, we note your reference to www.188info.com throughout your prospectus; however, your risk factor headings indicate that you have multiple websites.

9. We note your use throughout the prospectus of the term
"Company"
to refer to Artcraft V, Inc. The term "Company" is a vague, abstract term. Please revise to use your actual company name or a shortened version of it.

10. We note that Li Te Xiao is the sole officer, director and member of management. We also note that you use the terms "management" and
"we" to refer to Mr. Xiao. Please revise your prospectus to clarify throughout your disclosure that Artcraft has only one officer, director and member of management.

11. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Front of Registration Statement

12. Please move the penultimate paragraph on you facing cover page beginning with "THE INFORMATION IN THIS PROSPECTUS......" to the front cover page of your prospectus as required by Form SB-2.

Front Cover of Prospectus

13. Please provide a reference to the applicability of the penny stock rules to transactions in Artcraft`s securities.

14. Please revise your cover page to include on only the information required by Item 501(a) of Regulation S-B. Specifically, we refer you to the penultimate paragraph.

Prospectus Summary

15. Please revise to clearly state, if accurate, that your operations are limited to the operations conducted by Shenzhen. In addition, please disclose whether you had any business operations prior to acquiring Top Interest.

16. Please include the following in your summary:

* your auditors have raised substantial doubt about your ability to continue as a going concern; and
* your securities are penny stock.

Risk Factors

17. Some of your risk factors fail to specifically state the risk that may flow from the facts and circumstances you describe.
Please
review and revise your risk factors to state the specific risk that will result from the facts you describe.

18. Please avoid using generic conclusions such as "adverse effect" or "materially and adversely affected" when describing the risks` effects. Replace this and similar language with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

19. Throughout the risk factor section you indicate that you can not
assure the investor of particular outcomes.  For example, under
"We
sustained losses to date and our historical financial information may
not be representative of future results...," you indicate you can provide no assurance that historical financial information is
indicative of future results.   The real risk is not your
inability
to provide a guarantee for the investor, but that the event will occur. Please revise your disclosure to clarify the risk.

Risk Related to Our Business

Our wholly owned subsidiary, Top Interest, has a limited operating history...

20. You indicate that results of operations will depend upon numerous factors. Please revise to describe the material factors that will affect your results of operation.

Our limited operating history and the infancy of the Internet industry in China...

21. It appears that you have attempted to "bundle" two risks within this single caption. For example:

* the risk associated with have limited operating history; and

* the risks associated with the Internet industry in China.

      Please consider revising this risk factor to separate the different risks.

22. We note you have presented several factors that may affect early stage companies. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented as it relate to Artcraft. Additionally, some of these risks are repeated in other risk factors. Please delete all redundancies.

We Sustained Losses to Date...

23. We note that you have disclosed losses to date of approximately
$1,774. This amount appears to be inconsistent with what you have reported in your financial statements. Please revise or advise.

We may face intellectual property infringement claims and other related claims...

24. Please revise to indicate whether you have any registered patents, trademarks, service marks, or any other intellectual property rights.

Our operating results may fluctuate...

25. We note you have presented several factors that may cause your operating results to fluctuate. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented as it relate to Artcraft. Additionally, some of these risks are repeated in other risk factors. Please delete all redundancies.

If we are unable to adapt or expand our existing technology infrastructure...

26. Please revise to quantify the number of users and customers that your website serves daily. Further, quantify the maximum capacity of your website.

Interruption or failure of our information technology and communications systems...

27. Please consider combining this risk with your risk factor on the previous page. Alternatively, delete all redundancies.

Our business could be adversely affected if our software contains bugs.

28. Please revise to indicate whether or not you are currently aware of any bugs in your software.

Risks Related to This Offering

We may need additional capital, and the sale of additional equity securities...

29. Please revise the first sentence to delete the statement that you will use the "net proceeds from this offering" to satisfy your cash needs. In this regard, we note that you have disclosed that you will not receive any proceeds from this offering. In addition, this risk factor does not appear to reconcile with your MD&A disclosure regarding your need to raise additional capital. Please reconcile or advise.

You may face difficulties protecting your interests...

30. Please consider combining this risk with your risk factor under the heading "Risks Related to Doing Business in China."
Alternatively, delete all redundancies.

Penny Stock Considerations

31. Please revise to affirmatively state that your shares of common stock are classified as penny stock.

Management`s Discussion and Analysis or Plan of Operation

32. We note your statement that you "anticipate incurring development stage losses in the foreseeable future." Elaborate upon this assumption as it relates to the analysis of your results of operations, as well as the impact it is expected to have on your liquidity and capital resources. Include in your discussion any known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales, income from continuing operations, or short-term and long-term liquidity. Reference is made to Item 303(b) of Regulation S-B.

Plan of Operation

33. We note you anticipate taking numerous steps in connection with the development of your business and the implementation of your plan of operation. When discussing your planned operations, disclose the estimated timing of each event, the estimate cost for each activity and how you plan to finance these activities.

Capital Resources and Liquidity

34. We note that you believe there is "sufficient cash to meet [y]our minimum development and operating costs for the next 12 months." Please expand your disclosure to clarify what is included in these costs. Also, please disclose how you considered the incremental costs to be incurred in your plan of operation in reaching this conclusion.

Eight months ended August 31, 2005 and eight months ended August
31,
2004

35. You indicate that revenues increased 109% for the eight months ended August 31, 2005 as compared to the eight months ended August 31, 2004. Please revise to discuss whether you believe this is a trend that may have a continuing effect on operations. See Item 303(b) of Regulation S-B.

36. Please revive to quantify the percentage of increase in expenses that is attributable to the new service management fee. Further, revise to discuss whether you believe this is a trend that may have a continuing effect on operations. See Item 303(b) of Regulation S-B.

Business - Our Company

37. Please clarify the extent of your business operations. For example, please disclose, if accurate, that your current operation are limited to the operations of Shenzhen. In addition, please disclose the management and operational impact of the minority interest in Shenzhen. In addition, please clarify that you do not in fact own the websites you operate and discuss the leasing arrangements.

38. Please revise here and in your Plan of Operation section to discuss your business as it relates to the real estate industry. In this regard, we note your statement in the MD&A that you are completing a website to be utilized in various real estate services.

Internet Users in China

39. Please revise to define CAGR.

Online Marketing in China

40. Please revise to explain what you mean by "paid search."

Unique Characteristics of Chinese Internet Search Market

41. Please revise to describe the nature of your relationship with the distributors. What is the basis of each relationship? Are they formal relationships? What benefits will both parties receive from such relationships?

Our Strengths

42. Please provide us with support for your statement that 188info is one of the most widely recognized Internet search brands in Shenzhen

43. Please quantify your distributors. Also, provide a detailed discussion on the compensation of your distributors.

Web Search Technology

44. Please explain the steps you have taken to protect your systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins, computer viruses, etc.

Government and State Regulation

45. Please revise to state whether you believe you are in compliance with all government and state regulations, including the PRC. For example, indicate whether you are required to obtain approval from the SAIC. If so, indicate whether you such approval.

Description of Property

46. We note your disclosure that there is no cost for your office space. Please advise us if your office space is provided by a related party and, if so, disclose this situation as a related party transaction. In addition, please include a risk factor, if appropriate, that discloses the risks that you have no lease agreement with respect to your principal office and may, presumably, be forced to vacate the property without recourse. Please disclose the risks, if any, of your having to relocate on short notice.

Selling Stockholders

47. Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies

Plan of Distribution

48. Please eliminate the reference to Rule 457. Rule 457 does not dictate how an offering is priced; rather it relates to the calculation of the registration fee.

Description of Securities

49. Please revise your disclosure to describe any provision in the charter or by-laws that would delay, defer or prevent control of Artcraft. If you do not have any such provision, state so. See
Item
202(a)(4) of Regulation S-B.

Financial Statements

General

50. We note that you have filed Form SB-2 in connection with the registration of 500,000 shares of Artcraft V, Inc. common stock. Help us to understand why you have not filed financial statements within this Form SB-2 for Artcraft V, Inc. Additionally, please tell us if you view the 70% interest that Top Interest has in Shenzhen Xin
Kai Yuan Information Consulting Co., Limited ("Shenzhen") to represent substantially all of the financial position and operations of Artcraft V, Inc.

51. We note that on November 7, 2005, Top Interest became your wholly-owned subsidiary pursuant to a stock purchase agreement and share exchange. Please disclose in your filing how you have accounted for this transaction (e.g., business acquisition, reverse acquisition, etc.). Further, please help us to understand how you have met the requirements of Rule 310 (c) of Regulation S-B by presenting the financial statements of Shenzhen as opposed to presenting financial statements for Top Interest, which owns a 70% interest in Shenzhen.

52. Please provide pro forma financial information in accordance with
Rule 310 (d) of Regulation S-B.

Interim Financial Statements

General

53. Please update the financial information in this filing and the financial statements in accordance with Rule 310(g) of Regulation
S-
B.

54. We note that you have reported on the eight months ended
August
31, 2004 within your interim financial statements. This appears inconsistent with your audited financial statements which indicate that the inception date of Shenzhen Xin Kai Yuan Information Consulting Co., Limited was February 24, 2004. Please revise your interim financial statements to reflect the appropriate period of operation during 2004.

Part II

Item 26.  Recent Sales of Unregistered Securities

55. You indicate that you relied on the Rule 506 in your May 2005 private placement. However, your supporting disclosure appears to relate to Rule 504. Please clarify which rule you relied upon and, if Rule 506, please provide additional facts such reliance, including the number of non-accredited investors.

56. Please revise to disclose the value of the 10,000,000 shares that were issued in exchange for all the outstanding shares of Top Interest International Limited, the number of persons receiving shares in the transaction and whether or not these persons were accredited investors.

Item 27.  Exhibits and Financial Statement Schedules

57. Please revise your disclosure to list all financial statements filed as part of the registration statement, indicating those included in the prospectus.

Item 28. Undertakings

58. Please include the undertakings provided in Items 512(a)(4) and
512(g).


* * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel


cc:	Richard I. Anslow, Esq. (via facsimile)
      Anslow & Jaclin, LLP
Mr. Li Te Xiao
Artcraft V, Inc.
February 8, 2006
Page 12